

November 16, 2011

Via E-mail
Jodi K. Stevens
Chief Executive Officer
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 280
Denver, CO 80202

> **Re: Forever Valuable Collectibles, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 14, 2011**
> **File No. 0-53377**

Dear Ms. Stevens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed November 14, 2011

1. Please revise your disclosure in the third and fourth paragraphs regarding the period during which there were no disagreements or reportable events. This period should include the two most recent fiscal years and any subsequent interim period through the date of resignation. Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2. Please revise your disclosure to state, if true, that you did not consult with Borgers & Cutler CPAs, PC during the two most recent years or any subsequent interim period prior to engaging that accountant. Refer to paragraph (a)(2)(i) of Item 304 of Regulation S-K.

3. Please file an updated letter from Cordovano and Honeck, LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

4. Since Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Cordovano and Honeck, LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief